Exhibit 99.5

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Welcome to Hydrogenics,
a world leader in fuel cell
and hydrogen technologies

First Quarter 2006

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Safe Harbor Statement

This presentation may contain statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today’s press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

NASDAQ: HYGS	www.hydrogenics.com
TSX: HYG

Business Update

OnSite Generation

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Strong closing of new orders / addressing operational issues

•                  We delivered four hydrogen generation units for industrial applications

•                  We secured $6.6 million of orders including a $3.3 million dollar contract for a hydrogen plant to be supplied to a major refinery project for sulphur reduction in diesel fuel

•                  We continue development of our new S-4000 IMET technology positioning us to offer products for integration with large scale renewable energy installations such as solar and wind farms

•                  We are addressing production issues providing confidence that deliveries will be back at historical levels commencing in the latter part of this year as anticipated

Power Systems

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Product deliveries and development initiatives on track

•                  We delivered 15 HyPM® fuel cell power modules

•                  Deliveries included two DC backup power units, each currently being tested by a world-leading telecom company, with one unit incorporating proprietary fuel cell/ultracapacitor technology

•                  Market specific certification goals for new fuel cell products remain on track

•                  We initiated design of next generation fuel cell products, specifically low cost AC/DC backup power generators and fuel cell power packs for material handling markets

Test Systems

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Strong deliveries to automotive customers

•                  We delivered 12 test stations, approximately half of which were to one leading Japanese auto manufacturer and the balance primarily to auto manufacturers in other regions

•                  We secured $0.9 million in new orders including 77% from existing customers, as repeat orders, and 23% from new non-PEM fuel cell customers

•                  We continue R&D efforts to develop advanced test station software tools

Financial Overview

Revenues

Three months ended March 31

Revenues	Revenues by Business Unit

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Highlights

•                  Revenues were $6.1 million, a 46% decrease over the prior year due primarily to decreased revenues in OnSite Generation, which were partially offset by increased revenues in Power Systems and Test Systems

•                  OnSite Generation revenues negatively impacted by production delays

Gross Profit

Three months ended March 31

Gross Profit	Gross Profit by Business Unit

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Highlights

•                  Gross profit was 17.2% as a result of higher margin deliveries in Power Systems and Test Systems offset by lower revenues in OnSite Generation

•                  Absence of $1.3M fair value adjustment to WIP in Q1 2005

Cash Operating Expenses

Three months ended March 31

Highlights

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•                  Cash operating expenses were $7.4 million in the first quarter of 2006

•                  Research and product development expenses were $1.2 million in the first quarter, net of $1.2 million of third party government funding

•                  SG&A expenses include $1.1 million of consulting costs related to Sarbanes-Oxley compliance and business strategy initiatives as well as a $0.3 million variance due to a weakening of the U.S. dollar relative to the Canadian dollar

•                  Footnote: Cash operating expenses are defined as selling, general and administrative costs (excluding stock-based compensation and severance costs) and research and product development expenditures. This is a non-GAAP measure and may not be comparable to similar measures used by other companies.

Net Loss and Non-cash Expenses

Three months ended March 31

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Highlights

•                  Cash loss decrease reflective of integration efforts carried out in 2005

•                  First quarter 2006 net loss of $8.3 million was primarily attributable to lower revenues and negative gross margin in our OnSite Generation business unit

Balance Sheet Highlights

As at March 31, 2006

	Mar. 31 2006	Dec. 31 2005	Change %
	(in millions of dollars)
Cash and cash equivalents and short-term investments	$80.7	$85.8	(5.1)	(5.9)

Accounts and grants receivable	8.9	9.6	(0.7)	(7.3)

Inventory	10.7	8.7	2.0	23.0

Accounts payable	14.2	14.9	(0.7)	(4.7)

Order Backlog

As at March 31, 2006

($ M)	Q4/05 Backlog	Orders Received	Orders Delivered	Q1/06 Backlog

OnSite Generation	$11.0	$6.6	$2.4	$15.2

Power Systems	9.3	1.2	1.1	9.4

Test Systems	5.3	0.9	2.6	3.6
Total	$25.6	$8.7	$6.1	$28.2

Highlights

•                  Secured $8.7 million of new orders across all business units

•                  Power Systems orders include full range of target applications – backup power, material handling and military

•                  OnSite Generation orders include $3.3 million order for large capacity sulphur reduction application for a major oil and gas company

•                  Test Systems orders comprised of repeat sales to existing customers (77%) and new non-PEM sales (23%)

Q1 Results

(in $ millions)

	2006	2005	Change
			$	%
Revenues	6.1	11.3	(5.2)	(46)
Gross Profit	1.1	1.0	0.1	10
% of Revenues	17.2	9.0	91.1
Operating Expenses

Selling, general and administrative	6.1	6.2	(0.1)	2.0
Research and product development	1.2	3.3	(2.1)	(64)
Total operating expenses	7.3	9.5	(2.2)	(23)
EBITDA*	(6.2)	(8.5)	(2.3)	(27)

Footnote:

* EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.

Take-aways:

•                  Addressing OnSite Generation supply chain quality issues through appropriate corrective measures; on track to restore deliveries to historic levels commencing in the latter half of the year

•                  Power Systems market readiness initiatives on track

•                  NEBS certification

•                  Next generation AC/DC power products

•                  Next generation Fuel Cell Power Pack product

•                  Fulfillment of $8 million military order on track with increased deliverables and escalating activity in subsequent quarters

•                  Strong order backlog and sales funnel

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